Exhibit 99.2
Appendix A to Notice of General Shareholders Meeting –
Proposed Amendment to the Regulations of Management Retirement Allowance Plan of
the Company

Before
     Article 1 (Purpose)
          The purpose of this Regulation shall be to provide for matters related to remuneration of officers of Widerthan Co., Ltd. (Hereinafter called “the Company”) in accordance with Articles of Incorporation.
     Article 2 (Eligibility)
          The remuneration for the directors of the Company shall be in accordance with the provision of this Regulation. The directors’ in this Regulation shall mean a full-time Senior Vice President (“Sangmu” in Korean Title) or above.
     Article 3 (Type of Remuneration)
    The remuneration of directors shall be monthly remuneration, performance bonus, retirement allowance, and benefits
   ‚ The payment amount as per director shall be set separately by the Board of Directors.
          (Benefits shall be subject to regulation of the Company.)
After
     Article 1 (Purpose)
          The purpose of this Regulation shall be to provide for matters related to management retirement allowance for full-time permanent registered/unregistered directors of Widerthan Co., Ltd. (Hereinafter called “the Company”).
     Article 2 (Eligibility)
          ‘The directors’ in this Regulation shall mean the Koreans being subject to Korean labor law who are full-time registered/unregistered Senior Vice Presidents (“Sangmu” in Korean title) or above. (Directors working at subsidiaries and overseas branches excluding the persons holding office at the head office concurrently shall be excluded.)
          Article 3 (Payment of Management Retirement Allowance)
     1. The retirement to be paid by the Company shall be calculated as follows:
* Management Retirement Allowance = Years of Service ×   (Annual Base Salary ÷ 12) × Payment Rate

     Article 4 (Retirement Allowance)
    The standard for calculation of the retirement allowance for directors shall be based on the Exhibit #1.
   ‚ The retirement allowance to be paid by the Company shall be the amount calculated by multiplying the base salary at the last post of the relevant director under the provision of Article 9 by the addition of the payment rates corresponding to terms of service as per respective post under the provision of Article 6.
     Article 5 (Payment)
    The remuneration shall be an fixed amount per month.
   ‚ The remuneration shall be paid to the principal in cash. The remuneration for the dead shall be paid to the bereaved family of the relevant officer.
   ƒ Retirement allowance shall be paid in the following respective events.
1.	Resignation

2.	Discharge

3.	Death

4.	Expiration of terms of office

5.	Dissolution of the Company
     Article 6 (Calculation of Terms of Service)
    The calculation of the years of service of an director shall be from the date of appointment to the date of occurrence of causes under the provision of Paragraph 3 of Article 5.
2. Payment Rate

Level	Years of Service	Payment Ratio	Korean Title
President and CEO	1	3.0	Sajang

Executive Vice President	1	2.5	Busajang

Senior Vice President	1	1.5	Sangmu and Junmu
     3. The years of service of directors shall be calculated from the date of appointment up to the date when the causes of Article 4 occur.
     4. When the post is changed, the period of service for the new post shall be calculated from the 1st day of the month of such change.
     5. In calculating the year of service, period less than 1 year shall be prorated on the basis of month and period less than 1 month shall be calculated as 1 month.
     Article 4 (Causes for Payment of Management Retirement Allowance)
          The causes for payment of the management retirement allowance shall occur at the time of resignation, discharge, death, expiration of terms of

   ‚ In calculating the years of service, period less than 1 year shall be prorated on the basis of month and period less than 1 month shall be calculated as 1 month.
   ƒ When an director is reappointed, the years of service shall be the total of all the periods of service.
   „ When the post is changed, the period of service for the new post shall be calculated from the 1st day of the month of change.
     Article 7 (Payment Date)
    The remuneration shall be paid on the 25th of every month. Provided however when the payment date is holiday, it shall be paid on the previous day.
   ‚ The retirement allowance shall be paid in cash within 2 weeks of request date.
   ƒ the provision of Basic Labor Law and regulation shall be applied for claim and receipt of retirement at the time of death.
     Article 8 (Calculation of Fraction)
          In calculation of all the remunerations, the fraction less than 10 Won shall be discarded.
     Article 9 (Base Wage)
          The base wage at the time of calculating retirement allowance of a director shall be the monthly base salary for the month of the date when the cause of payment of retirement is occurred.
     Article 10 (Special Contribution Payment)
    When the retired director has special contributions to the Company during his or her terms of office, and dissolution of the Company.

office, the Company may pay special contribution payment other than the retirement allowance under Article 4.
   ‚ The person and amount to be paid the special contribution payment under Paragraph
    shall be decided by resolution of the Board of Directors.
          <Exhibit #1> Standard for Calculation of Retirement Allowance

			Korean
Level	Years of Service	Payment Ratio	title
President and CEO	1 year	3	Sajang

Senior Vice President	1 year	2	Sangmu or above
     Addendum
          Article 1 (Effective Date) This Regulation shall be implemented as from 3/24/2001.
     Addendum
          Article 1 (Effective Date) This Regulation shall be in effect as from 1/1/2006.

The Board of Directors recommends the proposed amendment above.

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